

August 31, 2011

Via E-mail
Joon-Yang Chung
Chief Executive Officer
POSCO
POSCO Center, 892 Daechi-4-dong Gangnam-gu
Seoul, Korea 135-777

> **Re: POSCO**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 24, 2011**
> **File No. 1-13368**

Dear Mr. Chung:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on pages 15-17 that you have business activities relating to Iran and on pages F-25 – F-26 that you have interests in businesses located in Sudan. In addition, we are aware of publicly available reports that, beginning in 2006, you have cooperated with the Iranian automobile maker, Saipa, to optimize usage of its auto sheet, and that your representative in Iran has established a special credit line to strengthen and give surety to industrial and trade transactions with Iran. As you know, Iran and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

   Please describe to us your past, current, and anticipated contacts, with Iran and Sudan, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letter to us dated April 30, 2007. Your response should describe any goods, equipment, technology, services, information, expertise, or support that you have provided into Iran and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

2. You state in the third paragraph on page 17 that you are aware of initiatives by U.S. governmental entities and institutional investors related to entities doing business with countries identified as state sponsors of terrorism, but you do not explain the relevance of this information to your activities. In future filings, please revise this risk factor to identify the Sanctions Targets with which you engage in business and/or investment activities that also are designated as state sponsors of terrorism by the United States.

3. We are aware also of publicly available reports that you have participated in the construction of, and have provided expertise relating to the operation of, a blast furnace in Iran's Esfahan Steel Company. Certain furnaces are included in the Commerce Control List of the U.S. Department of Commerce's Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the goods, equipment, components, materials, software, or technology you have provided or intend to provide, directly or indirectly, into Iran or Sudan, are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran or Sudan, and discuss any such uses of which you are aware.

4. Please discuss the materiality of your business activities in, and other contacts with, Iran and Sudan, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Iran and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jay Hoon Choi, Esq.
        Cleary Gottlieb Steen & Hamilton LLP

        Pamela Long
        Assistant Director
        Division of Corporation Finance